Bardi Co., LLC
Statement of Income (Loss)
For The Year Ended December 31, 2015

Revenue		
Commissions and consulting	$	87,752
Other income		4,922
Gain (Loss) on sale of securities		(697)
Total Revenue		91,977
Operating Expenses		
Commissions		18,915
Dues and subscriptions		9,400
Insurance		576
Office expense		2,040
Professional services		4,154
Regulatory fees		5,975
Rent and utilities		31,970
Salaries, wages and related expenses		12,787
Travel and entertainment		7,440
All others		1,193
Total Operating Expenses		94,450
Loss before tax provision		(2,473)
Income tax provision		(800)
Net Income (Loss)	$	**(3,273)**

See Accompanying Notes to Financial Statements